

04002563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
MAR - 4 200
WASH.
RECEIVED
PROCESSING
SECTION

SEC FILE NUMBER
8- 3796

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___AND ENDING___12/31/03___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  WALL STREET MANAGEMENT CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

230 PARK AVENUE, SUITE 1635

(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  ROBERT P. MORSE   (212) 856-8250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & Co.

(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 1 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ROBERT P. MORSE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____WALL STREET MANAGEMENT CORPORATION_____ , as

of _____DECEMBER 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

FORTUNATA MESSINA
Notary Public, State of New York
No. 01ME5056688
Qualified in Kings County
Commission Expires March 11, 2004

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~.   CASH FLOWS
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALL STREET MANAGEMENT CORPORATION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003





CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wall Street Management Corporation

We have audited the accompanying statement of financial condition of Wall Street Management Corporation (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Management Corporation at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 12, 2004
New York, NY

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◇ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◇ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

WALL STREET MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

A S S E T S

Cash and cash equivalents	$330,781
Fees receivable from affiliate (Note 2)	10,448
Investments securities, at market value (Note 3)	53,520
Deposits with Clearing Agent	50,676
Prepaid expenses	2,227
Equipment, net (Note 4)	-
Receivable from Parent (Tax Refund)	11,322
Total assets	**$458,974**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 12,248
Reserve for income taxes	500
Total liabilities	**$ 12,748**

Stockholders' equity: (Note 6)

Common stock, $1 par value, 6,520 shares authorized, issued and outstanding	$ 6,520
Additional paid-in capital	706,122
Accumulated deficit	(266,416)
Total stockholders' equity	**$446,226**
Total liabilities and stockholders' equity	**$458,974**

See the accompanying notes to financial statements.



WALL STREET MANAGEMENT CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Income:

Investment advisory fees (Note 2)	$ 51,081
Brokerage commission income	338,622
Shareholder servicing fees (Note 2)	45,410
Investment income	1,958
Net unrealized gain on investments	8,372
Other income	160
Total income	**$445,603**

Expenses:

Salaries	$160,000
Employee benefits	21,000
Clearing fees	118,255
Consulting fees	9,500
Occupancy	18,000
Telephone	4,000
Equipment rental	85,775
Professional fees	13,800
Subscriptions	34,032
Depreciation	2,974
Registration and filing fees	7,145
Other	8,537
Total expenses	**$483,018**
(Loss) before income taxes	**($ 37,415)**
Income tax benefit	**(17,172)**
Net (loss)	**($ 20,243)**



See the accompanying notes to financial statements.



WALL STREET MANAGEMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Dollars	Capital	Deficit	Total
Balance, beginning	6,520	$6,520	$706,122	($246,173)	$466,469
Net (loss)	-	-	-	(20,243)	(20,243)
Balance, ending	6,520	$6,520	$706,122	($266,416)	$446,226



See the accompanying notes to financial statements.



WALL STREET MANAGEMENT CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:

Net (loss)	($ 20,243)
Adjustments to reconcile net (loss) to	
net cash (used) in operating	
activities:	
Unrealized (gain) on investments	(8,372)
Depreciation	2,974
Decrease in operating assets:	
Prepaid expenses	3,351
Increase in operating assets:	
Fees receivable from affiliate	(5,647)
Receivable from Parent	(11,322)
Decrease in operating liabilities:	
Payable to Parent - income taxes	(29,588)
Increase in operating liabilities:	
Accounts payable and accrued expenses	848
Reserve for income taxes	500
Net cash (used) in operating activities	**($ 67,499)**
Net decrease in cash and cash equivalents	**($ 67,499)**
Cash and cash equivalents, beginning of year	**398,280**
Cash and cash equivalents, end of year	**$330,781**



See the accompanying notes to financial statements.



Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Morse, Williams & Co., Inc. (the "Parent") a wholly owned subsidiary of Morse Williams Holding Co., Inc., owns all of the outstanding shares of Wall Street Management Corporation (the "Company"). The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is in the business of rendering investment advisory, statistical and research services to The Wall Street Fund, Inc. (the "Fund"), as well as consulting services as it relates to investment management and accordingly, is also registered as an Investment Advisor with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company clears its transactions on a fully disclosed basis.

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of such customers and maintains and perserves all related books and records as are customarily made and kept by a clearing broker-dealer. The clearing broker-dealer requires that the Company maintain a minimum deposit of $50,000.

A summary of the Company's significant accounting policies follows:

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.



Note 1. **Nature of Business and Significant Accounting Policies** **(Continued)**

Revenue Recognition

The Company receives commissions on sales of securities for its customers. These securities include mutual funds, bonds, and equity securities listed on the major stock exchanges and those sold over the counter. Commission income and related expenses are recorded on a trade-date basis. Investment advisory and shareholding servicing fees are accrued as earned. The Company also provides advisory services for specific consulting projects relating to investment services. Advisory services are recorded as earned.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Note 2. **Investment Advisory Fees and Other Transactions with Affiliates**

Effective October 1, 2000, the advisory agreement with the Fund provides for an advisory fee of .50% per annum of the average daily net assets of the Fund. The advisory agreement also provides for the Company to reimburse the Fund for any expenses (including the advisory fees but excluding taxes, interest, brokerage fees and extraordinary expenses incurred in connection with any matter not in the ordinary course of business of the Fund) over 2% of the first $10,000,000 , 1.5% of the next $20,000,000 and 1% of any balance greater than $30,000,000 of the Fund's average daily asset value. The Company also serves as the Fund's principal underwriter.

Effective October 1, 2000, the Company entered into a shareholder servicing agreement (a "Servicing Agreement") with the Fund pursuant to which the Company may compensate certain persons ("Shareholder Servicing Agents") who provide shareholder services, including answering customer inquiries, assisting in processing purchase, exchange and redemption transactions and furnishing Fund communications to shareholders. For services provided under the Servicing Agreement, the Company receives fees from the Fund at a rate of .25% per annum of the average daily net assets of the Fund.



Note 2. **Investment Advisory Fees and Other Transactions with Affiliates** (Cont'd.)

For the year ended December 31, 2003, the Company earned from the Fund advisory fees, net of reimbursed expenses of $51,081 and shareholder servicing fees of $45,410. At December 31, 2003, fees receivable from the Fund amounted to $10,448 which includes $6,832 of advisory management fees and $3,616 of shareholder servicing fees. Some of the officers and directors of the Company are also officers and/or directors of the Fund.

Note 3. **Investment Securities**

Investments as of December 31, 2003 are summarized as follows:

The Wall Street Fund	$39,345
NASDAQ common stock	14,175
Total	$53,520

The market value of the Fund is based on the Fund's daily net asset value. The market value of the NASDAQ common stock is based on its quoted price. The difference between the fair value and the cost is included in the net income.

Note 4. **Equipment**

Equipment as of December 31, 2003 is summarized as follows:

Furniture and fixtures	$56,385
Less accumulated depreciation	56,385
	- 0 -



WALL STREET MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 5. **Income Taxes**

The Company files consolidated federal, state and local income tax returns with the Parent and with Morse Williams Holding Co., Inc. The Company provides for federal, state and local income taxes on a separate company basis, at the statutory tax rates. The effective income tax rate differs from expected statutory rates due to the recording of prior year's over accrual of taxes in the current year.

The income tax benefit consists of the following at December 31, 2003:

Current income tax benefit:
Federal	($ 5,623)
City	(8,126)
State	(3,423)
	($17,172)

Note 6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $398,460 which was $393,460 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was .03 to 1.



SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003



WALL STREET MANAGEMENT CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

DECEMBER 31, 2003

Net Capital

Total stockholders' equity		$446,226
Total stockholders' equity qualified for net capital		$446,226

Deductions and/or charges:
Non-allowable assets:

Fees receivable from affiliate	$10,448	
Investment securities	14,175	
Receivable from Parent	11,322	
Prepaid expenses	2,227	38,172

Net capital before haircuts on securities position	$408,054

Haircuts on securities:
Investment securities:

Other securities	9,594
Net capital	$398,460

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 850
Minimum dollar net capital required	$ 5,000
Excess net capital	$393,460

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 12,748
Percent of aggregate indebtedness to net capital	3

Reconciliation of Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing, as amended on February 13, 2004.



WALL STREET MANAGEMENT CORPORATION

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.



WALL STREET MANAGEMENT CORPORATION

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.



CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Wall Street Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Management Corporation (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Wall Street Management Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 12, 2004
New York, NY

